# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: flyExclusive, Inc. (f/k/a EG Acquisition Corp.), CIK 0001843973
CUSIP: 343928107
Title of class of securities: Class A Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 2860 Jetport Road, Kinston, North Carolina (NC), 28504
Date of event which requires filing of this statement: 03/21/2025
Amends the filing with accession number 0001193125-24-199176
Filed by CIK 0001591141
Persons authorized to receive notices and communications: Gregg S. Hymowitz, 375 Park Avenue, 24th Floor, New York, New York (NY), 10152, 212-888-1040

## Reporting persons
- Gregg S. Hymowitz (CIK 0001591141): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 24,553,145; sole dispositive power 0; shared dispositive power 24,553,145; aggregate amount beneficially owned 24,553,145 (79.7% of the class)
  Comment: Amounts in rows 8, 10, and 11 consist of the shares held by the reporting persons as set forth below.
  
  Percentage in row 13 represented by the amount in row 11 is based on 20,199,586 shares of Class A Common Stock outstanding as of March 14, 2025 as reported by the Issuer in its Form 10-K filed with the SEC on March 24, 2025, together with the 5,333,333 warrants to purchase one share of Class A Common Stock and warrant to purchase 1,268,100 shares of Class A Common Stock beneficially owned by the Sponsor and the 4,000,000 warrants to purchase one share of Class A Common Stock beneficially owned by the EnTrust Emerald (Cayman) LP. Due to the calculation methodology under Rule 13d-3 of the Exchange Act, the denominator does not include the 59,930,000 LGM Common Units (which are convertible for shares of Class A Common Stock), nor the 5,805,544 public warrants to purchase Class A Common Stock, because such securities are not beneficially held by the Reporting Persons.
- EG Sponsor LLC (CIK 0001843963): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 12,226,433; sole dispositive power 0; shared dispositive power 12,226,433; aggregate amount beneficially owned 12,226,433 (45.6% of the class)
  Comment: Amounts in rows 8, 10 and 11 consist of (i) 5,625,000 shares of Class A Common Stock held by EG Sponsor LLC ("Sponsor"), (ii) 5,333,333 warrants held by Sponsor to purchase one share of Class A Common Stock, and (iii) the warrant held by Sponsor to purchase 1,268,100 shares of Class A Common Stock. EnTrust Global Partners Offshore LP is the managing member of the Sponsor and as such has voting and investment discretion with respect to the Class A Common Stock held of record by the Sponsor and may be deemed to have shared beneficial ownership (along with EnTrust Global Group LLC, EnTrust Global LLC, GH EP Holdings LLC and Sponsor) of the Class A Common Stock held directly by the Sponsor. Gregg Hymowitz is the managing member of GH EP Holdings, LLC, which is the managing member of EnTrust Global LLC, which is the managing member of EnTrust Global Group LLC, which serves as the general partner of EnTrust Global Partners Offshore LP, and as a result, may be deemed to have shared beneficial ownership of the common stock held directly by the Sponsor. An affiliate of GMF Capital has an approximately 50% membership interest in the Sponsor.
  
  Percentage in row 13 represented by amount in row 11 is based on amount based on a denominator consisting of 20,199,586 shares of Class A Common Stock outstanding as of March 14, 2025 as reported by the Issuer in its Form 10-K filed with the SEC on March 24, 2025, together with the 5,333,333 warrants to purchase one share of Class A Common Stock and the warrant to purchase 1,268,100 shares of Class A Common Stock beneficially owned by the Sponsor. Due to the calculation methodology under Rule 13d-3 of the Exchange Act, the denominator does not include the 59,930,000 LGM Common Units (which are convertible for shares of Class A Common Stock), nor the 5,805,544 public warrants to purchase Class A Common Stock, because such securities are not beneficially held by the Reporting Persons.
- EnTrust Global Partners Offshore LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 12,226,433; sole dispositive power 0; shared dispositive power 12,226,433; aggregate amount beneficially owned 12,226,433 (45.6% of the class)
  Comment: Amounts in rows 8, 10 and 11 consist of (i) 5,625,000 shares of Class A Common Stock held by Sponsor, (ii) 5,333,333 warrants held by Sponsor to purchase one share of Class A Common Stock, and (iii) the warrant held by Sponsor to purchase 1,268,100 shares of Class A Common Stock. EnTrust Global Partners Offshore LP is the managing member of the Sponsor and as such has voting and investment discretion with respect to the Class A Common Stock held of record by the Sponsor and may be deemed to have shared beneficial ownership (along with EnTrust Global Group LLC, EnTrust Global LLC, GH EP Holdings LLC and Sponsor) of the Class A Common Stock held directly by the Sponsor. Gregg Hymowitz is the managing member of GH EP Holdings, LLC, which is the managing member of EnTrust Global LLC, which is the managing member of EnTrust Global Group LLC, which serves as the general partner of EnTrust Global Partners Offshore LP, and as a result, may be deemed to have shared beneficial ownership of the common stock held directly by the Sponsor. An affiliate of GMF Capital has an approximately 50% membership interest in the Sponsor.
  
  Percentage in row 13 represented by amount in row 11 is based on amount based on a denominator consisting of 20,199,586 shares of Class A Common Stock outstanding as of March 14, 2025 as reported by the Issuer in its Form 10-K filed with the SEC on March 24, 2025, together with the 5,333,333 warrants to purchase one share of Class A Common Stock and the warrant to purchase 1,268,100 shares of Class A Common Stock beneficially owned by the Sponsor. Due to the calculation methodology under Rule 13d-3 of the Exchange Act, the denominator does not include the 59,930,000 LGM Common Units (which are convertible for shares of Class A Common Stock), nor the 5,805,544 public warrants to purchase Class A Common Stock, because such securities are not beneficially held by the Reporting Persons.
- GH EP Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 12,226,433; sole dispositive power 0; shared dispositive power 12,226,433; aggregate amount beneficially owned 12,226,433 (45.6% of the class)
  Comment: Amounts in rows 8, 10 and 11 consist of (i) 5,625,000 shares of Class A Common Stock held by Sponsor, (ii) 5,333,333 warrants held by Sponsor to purchase one share of Class A Common Stock, and (iii) the warrant held by Sponsor to purchase 1,268,100 shares of Class A Common Stock. EnTrust Global Partners Offshore LP is the managing member of the Sponsor and as such has voting and investment discretion with respect to the Class A Common Stock held of record by the Sponsor and may be deemed to have shared beneficial ownership (along with EnTrust Global Group LLC, EnTrust Global LLC, GH EP Holdings LLC and Sponsor) of the Class A Common Stock held directly by the Sponsor. Gregg Hymowitz is the managing member of GH EP Holdings, LLC, which is the managing member of EnTrust Global LLC, which is the managing member of EnTrust Global Group LLC, which serves as the general partner of EnTrust Global Partners Offshore LP, and as a result, may be deemed to have shared beneficial ownership of the common stock held directly by the Sponsor. An affiliate of GMF Capital has an approximately 50% membership interest in the Sponsor.
  
  Percentage in row 13 represented by amount in row 11 is based on amount based on a denominator consisting of 20,199,586 shares of Class A Common Stock outstanding as of March 14, 2025 as reported by the Issuer in its Form 10-K filed with the SEC on March 24, 2025, together with the 5,333,333 warrants to purchase one share of Class A Common Stock and the warrant to purchase 1,268,100 shares of Class A Common Stock beneficially owned by the Sponsor. Due to the calculation methodology under Rule 13d-3 of the Exchange Act, the denominator does not include the 59,930,000 LGM Common Units (which are convertible for shares of Class A Common Stock), nor the 5,805,544 public warrants to purchase Class A Common Stock, because such securities are not beneficially held by the Reporting Persons.
- EnTrust Global Group LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 12,226,433; sole dispositive power 0; shared dispositive power 12,226,433; aggregate amount beneficially owned 12,226,433 (45.6% of the class)
  Comment: Amounts in rows 8, 10 and 11 consist of (i) 5,625,000 shares of Class A Common Stock held by Sponsor, (ii) 5,333,333 warrants held by Sponsor to purchase one share of Class A Common Stock, and (iii) the warrant held by Sponsor to purchase 1,268,100 shares of Class A Common Stock. EnTrust Global Partners Offshore LP is the managing member of the Sponsor and as such has voting and investment discretion with respect to the Class A Common Stock held of record by the Sponsor and may be deemed to have shared beneficial ownership (along with EnTrust Global Group LLC, EnTrust Global LLC, GH EP Holdings LLC and Sponsor) of the Class A Common Stock held directly by the Sponsor. Gregg Hymowitz is the managing member of GH EP Holdings, LLC, which is the managing member of EnTrust Global LLC, which is the managing member of EnTrust Global Group LLC, which serves as the general partner of EnTrust Global Partners Offshore LP, and as a result, may be deemed to have shared beneficial ownership of the common stock held directly by the Sponsor. An affiliate of GMF Capital has an approximately 50% membership interest in the Sponsor.
  
  Percentage in row 13 represented by amount in row 11 is based on amount based on a denominator consisting of 20,199,586 shares of Class A Common Stock outstanding as of March 14, 2025 as reported by the Issuer in its Form 10-K filed with the SEC on March 24, 2025, together with the 5,333,333 warrants to purchase one share of Class A Common Stock and the warrant to purchase 1,268,100 shares of Class A Common Stock beneficially owned by the Sponsor. Due to the calculation methodology under Rule 13d-3 of the Exchange Act, the denominator does not include the 59,930,000 LGM Common Units (which are convertible for shares of Class A Common Stock), nor the 5,805,544 public warrants to purchase Class A Common Stock, because such securities are not beneficially held by the Reporting Persons.
- EnTrust Global LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 12,226,433; sole dispositive power 0; shared dispositive power 12,226,433; aggregate amount beneficially owned 12,226,433 (45.6% of the class)
  Comment: Amounts in rows 8, 10 and 11 consist of (i) 5,625,000 shares of Class A Common Stock held by Sponsor, (ii) 5,333,333 warrants held by Sponsor to purchase one share of Class A Common Stock, and (iii) the warrant held by Sponsor to purchase 1,268,100 shares of Class A Common Stock. EnTrust Global Partners Offshore LP is the managing member of the Sponsor and as such has voting and investment discretion with respect to the Class A Common Stock held of record by the Sponsor and may be deemed to have shared beneficial ownership (along with EnTrust Global Group LLC, EnTrust Global LLC, GH EP Holdings LLC and Sponsor) of the Class A Common Stock held directly by the Sponsor. Gregg Hymowitz is the managing member of GH EP Holdings, LLC, which is the managing member of EnTrust Global LLC, which is the managing member of EnTrust Global Group LLC, which serves as the general partner of EnTrust Global Partners Offshore LP, and as a result, may be deemed to have shared beneficial ownership of the common stock held directly by the Sponsor. An affiliate of GMF Capital has an approximately 50% membership interest in the Sponsor.
  
  Percentage in row 13 represented by amount in row 11 is based on amount based on a denominator consisting of 20,199,586 shares of Class A Common Stock outstanding as of March 14, 2025 as reported by the Issuer in its Form 10-K filed with the SEC on March 24, 2025, together with the 5,333,333 warrants to purchase one share of Class A Common Stock and the warrant to purchase 1,268,100 shares of Class A Common Stock beneficially owned by the Sponsor. Due to the calculation methodology under Rule 13d-3 of the Exchange Act, the denominator does not include the 59,930,000 LGM Common Units (which are convertible for shares of Class A Common Stock), nor the 5,805,544 public warrants to purchase Class A Common Stock, because such securities are not beneficially held by the Reporting Persons.
- EnTrust Emerald (Cayman) LP: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 9,517,808; sole dispositive power 0; shared dispositive power 9,517,808; aggregate amount beneficially owned 9,517,808 (39.3% of the class)
  Comment: Amounts in rows 8, 10, and 11 consist of (i) 5,517,808 shares of Class A Common Stock held by EnTrust Emerald (Cayman) LP and (ii) 4,000,000 warrants held by EnTrust Emerald (Cayman) LP to purchase one share of Class A Common Stock. Gregg Hymowitz serves as the Founder and Chief Executive Officer of EnTrust Global, an affiliate of which, EnTrust Global Partners LLC, serves as the general partner of EnTrust Emerald (Cayman) LP, and may be deemed to be the beneficial owner of such shares held by EnTrust Emerald (Cayman) LP.
  
  Percent in row 13 represented by amount in row 11 is based on a denominator consisting of 20,199,586 shares of Class A Common Stock outstanding as of March 14, 2025 as reported by the Issuer in its Form 10-K filed with the SEC on March 24, 2025, together with the 4,000,000 warrants to purchase one share of Class A Common Stock beneficially owned by the EnTrust Emerald (Cayman) LP. Due to the calculation methodology under Rule 13d-3 of the Exchange Act, the denominator does not include the 59,930,000 LGM Common Units (which are convertible for shares of Class A Common Stock), nor the 5,805,544 public warrants to purchase Class A Common Stock, because such securities are not beneficially held by the Reporting Persons.
- ETG Omni LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,808,904; sole dispositive power 0; shared dispositive power 2,808,904; aggregate amount beneficially owned 2,808,904 (13.9% of the class)
  Comment: Amounts in rows 8, 10 and 11 consist of 2,808,904 shares of Class A Common Stock held by ETG Omni LLC. Gregg Hymowitz serves as the Founder and Chief Executive Officer of EnTrust Global, an affiliate of which, EnTrust Global Partners LLC, serves as the managing member of ETG Omni LLC, and may be deemed to be the beneficial owner of such shares held by ETG Omni LLC.
  
  Percentage in row 13 represented by amount in row 11 is based on denominator consisting of 20,199,586 shares of Class A Common Stock outstanding as of March 14, 2025 as reported by the Issuer in its Form 10-K filed with the SEC on March 24, 2025. Due to the calculation methodology under Rule 13d-3 of the Exchange Act, the denominator does not include the 59,930,000 LGM Common Units (which are convertible for shares of Class A Common Stock), nor the 5,805,544 public warrants to purchase Class A Common Stock, because such securities are not beneficially held by the Reporting Persons.
- EnTrust Global Partners LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 12,326,712; sole dispositive power 0; shared dispositive power 12,326,712; aggregate amount beneficially owned 12,326,712 (50.9% of the class)
  Comment: Amounts in rows 8, 10, and 11 consist of the shares described above for EnTrust Emerald (Cayman) LP and ETG Omni LLC.
  
  Percent in row 13 represented by amount in row 11 is based on a denominator consisting of 20,199,586 shares of Class A Common Stock outstanding as of March 14, 2025 as reported by the Issuer in its Form 10-K filed with the SEC on March 24, 2025, together with the 4,000,000 warrants to purchase one share of Class A Common Stock beneficially owned by the EnTrust Emerald (Cayman) LP. Due to the calculation methodology under Rule 13d-3 of the Exchange Act, the denominator does not include the 59,930,000 LGM Common Units (which are convertible for shares of Class A Common Stock), nor the 5,805,544 public warrants to purchase Class A Common Stock, because such securities are not beneficially held by the Reporting Persons.
  
  Explanatory Note
  
  This Amendment No. 2 ("Amendment No. 2") amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission on January 8, 2024, as amended by Amendment No. 1 to the Schedule 13D (Amendment No. 1), filed on August 12, 2024 (together with this Amendment No. 2, the "Schedule 13D"). This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and refers only to information that has materially changed since the filing of the Schedule. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value
Name of issuer: flyExclusive, Inc. (f/k/a EG Acquisition Corp.)
Address of issuer's principal executive offices: 2860 Jetport Road, Kinston, North Carolina (NC), 28504

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Gregg Hymowitz, EG Sponsor LLC, EnTrust Global Partners Offshore LP, EnTrust Global Group LLC, EnTrust Global LLC, GH EP Holdings LLC, EnTrust Emerald (Cayman) LP, ETG Omni LLC, and EnTrust Global Partners LLC (each, a "Reporting Person").
Residence or business address: The principal business address of each Reporting Person is 375 Park Avenue, 24th Floor, New York, NY 10152.
Present principal occupation or employment: Gregg Hymowitz is Chairman and Chief Executive Officer of EnTrust Global. The principal business of Sponsor is owning equity securities of the Issuer. The principal business of EnTrust Global Partners LLC and EnTrust Global Partners Offshore LP is managing investments of EnTrust Global's clients and investment funds, the principal business of EnTrust Global Group LLC, EnTrust Global LLC, and GH EP Holdings LLC, are to serve as holding companies within the EnTrust Global group of companies, and the principal business of EnTrust Emerald (Cayman) LP and ETG Omni LLC is holding investments of certain Entrust Global investors. The executive officers of Sponsor are Gregg Hymowitz and Matthew Lux. The managing member of Sponsor is EnTrust Global Partners Offshore LP. The executive officers of EnTrust Global Partners Offshore LP and EnTrust Global Partners LLC are Gregg Hymowitz and various employees of EnTrust Global. The non-economic general partner of EnTrust Global Partners Offshore LP is EnTrust Global Group LLC. The managing member of EnTrust Global Group LLC is EnTrust Global LLC. The managing member of EnTrust Global LLC is GH EP Holdings LLC. EnTrust Global Partners LLC is the General Partner of EnTrust Emerald (Cayman) LP and the manager of ETG Omni LLC. The managing member of EnTrust Global Partners LLC is EnTrust Global LLC.
Criminal convictions in the last five years: During the last five years, no of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: Gregg Hymowitz is a U.S. Citizen. Sponsor, EnTrust Global Group LLC, EnTrust Global LLC, GH EP Holdings LLC, ETG Omni LLC, and EnTrust Global Partners LLC are Delaware limited liability companies. EnTrust Global Partners Offshore LP is a Delaware limited partnership. EnTrust Emerald (Cayman) LP is a Cayman Islands limited partnership.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The disclosure in Item 3 is hereby supplemented by adding the following at the end thereof:

On March 21, 2025, pursuant to a securities purchase agreement (the "Securities Purchase Agreement") by and between the Issuer and Sponsor, the Issuer, among other things, issued and sold a warrant to Sponsor to purchase up to 1,268,100 shares of Class A Common Stock, which is exercisable at an exercise price of $0.01 per share. The warrant expires on March 21, 2030.

Pursuant to the Securities Purchase Agreement Sponsor received securities in exchange for the Sponsor's cancellation of a promissory note under which the Issuer owed Sponsor an amount of principal plus accrued interest equal to $4,227,040.06.
The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, a copy of which is incorporated by reference herein as Exhibit 10.1.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Gregg Hymowitz beneficially owns 24,553,145 shares of Class A Common Stock (as determined and described above), which represent 79.7%% of the outstanding shares of Class A Common Stock of the Issuer (as determined and described above).

Sponsor, EnTrust Global Partners Offshore LP, EnTrust Global Group LLC, EnTrust Global LLC and GH EP Holdings LLC beneficially own 12,226,433 shares of Class A Common Stock (as determined and described above), which represent 45.6% of the outstanding shares of Class A Common Stock of the Issuer (as determined and described above).

EnTrust Emerald (Cayman) LP beneficially owns 9,517,808 shares of Class A Common Stock (as determined and described above), which represent 39.3% of the outstanding shares of Class A Common Stock of the Issuer (as determined and described above).

ETG Omni LLC beneficially owns 2,808,904 shares of Class A Common Stock (as determined and described above), which represent 13.9% of the outstanding shares of Class A Common Stock of the Issuer (as determined and described above).

EnTrust Global Partners LLC beneficially owns 12,326,712 shares of Class A Common Stock (as determined and described above), which represent 50.9% of the outstanding shares of Class A Common Stock of the Issuer (as determined and described above).
Number of shares as to which each person has sole or shared power to vote or dispose:
Gregg Hymowitz has shared power to vote and shared power to dispose of 24,553,145 shares of Class A Common Stock.
Sponsor, EnTrust Global Partners Offshore LP, EnTrust Global Group LLC, EnTrust Global LLC and GH EP Holdings LLC have shared power to vote and shared power to dispose of 12,226,433 shares of Class A Common Stock.

EnTrust Emerald (Cayman) LP has shared power to vote and shared power to dispose of 9,517,808 shares of Class A Common Stock.

ETG Omni LLC has shared power to vote and shared power to dispose of 2,808,904 shares of Class A Common Stock.

EnTrust Global Partners LLC has shared power to vote and shared power to dispose of 12,326,712 shares of Class A Common Stock
Transactions in the class effected during the past sixty days: No transactions in the Issuer's capital stock were effected during the past 60 days by the Reporting Persons except as set forth in Item 3 above and Item 6 below.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Reference is made to the transaction stated in Item 3 above.

Securities Purchase Agreement

On March 21, 2025, Sponsor entered into a Securities Purchase Agreement with the Issuer whereby (i) Sponsor purchased 20,408 shares of Series B Convertible Preferred Stock, together with a warrant to purchase 1,268,100 shares of Class A Common Stock, exercisable at an exercise price of $0.01 per share. The Series B Preferred Stock will automatically convert into Common Stock on the earlier of (i) December 31, 2025 and (ii) the closing date of a subsequent capital raise in excess of $25,000,000 and cannot be converted into shares of Class A Common Stock at the option of the Reporting Persons earlier than December 31, 2025.

The foregoing summary of certain terms and conditions of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Securities Purchase Agreement, a copy of which is incorporated by reference herein as Exhibit 10.1.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 Securities Purchase Agreement, dated as of March 21, 2025, by and between flyExclusive, Inc. and EG Sponsor LLC (incorporated by reference to Exhibit 10.27 on the Issuer's Form 10-K, filed on March 24, 2025).

Exhibit 10.2 Certificate of Amendment to Certificate of Designation of Series B Convertible Preferred Stock, filed with the Delaware Secretary of State on March 21, 2025 (incorporated by reference to Exhibit 3.5 on the Issuer's Form 10-K, filed on March 24, 2025).

Exhibit 10.3 Form of Warrant issued in March 21, 2025 (incorporated by reference to Exhibit 4.4 on the Issuer's Form 10-K, filed on March 24, 2025).

Exhibit 99.1 Joint Filing Agreement, dated as of March 25, 2025, by and among Gregg S. Hymowitz, EG Sponsor LLC, EnTrust Global Partners Offshore LP, EnTrust Global Group LLC, EnTrust Global LLC, GH EP Holdings LLC, EnTrust Emerald (Cayman) LP, ETG Omni LLC and EnTrust Global Partners LLC.

## Signatures
- Gregg S. Hymowitz: /s/ Gregg S. Hymowitz, Gregg S. Hymowitz (03/25/2025)
- EG Sponsor LLC: /s/ Gregg S. Hymowitz, Gregg S. Hymowitz, Authorized Signatory (03/25/2025)
- EnTrust Global Partners Offshore LP: /s/ Gregg S. Hymowitz, Gregg S. Hymowitz, Authorized Signatory (03/25/2025)
- GH EP Holdings LLC: By: Gregg S. Hymowitz, its managing member, /s/ Gregg S. Hymowitz, Gregg S. Hymowitz (03/25/2025)
- EnTrust Global Group LLC: By: EnTrust Global LLC, its managing member, by GH EP Holdings LLC, its managing member, by Gregg S. Hymowitz, its managing member, /s/ Gregg Hymowitz, Gregg S. Hymowitz (03/25/2025)
- EnTrust Global LLC: By: GH EP Holdings LLC, its managing member, by Gregg S. Hymowitz, its managing member, /s/ Gregg S. Hymowitz, Gregg S. Hymowitz (03/25/2025)
- EnTrust Emerald (Cayman) LP: By: EnTrust Global Partners LLC, as general partner, /s/ Gregg S. Hymowitz, Gregg S. Hymowitz, Authorized Signatory (03/25/2025)
- ETG Omni LLC: By: EnTrust Global Partners LLC, as manager, /s/ Gregg S. Hymowitz, Gregg S. Hymowitz, Authorized Signatory (03/25/2025)
- EnTrust Global Partners LLC: /s/ Gregg S. Hymowitz, Gregg S. Hymowitz, Authorized Signatory (03/25/2025)